FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

Commission File Number: 001-34738

Kingtone Wirelessinfo Solution Holding Ltd

(Translation of registrant’s name into English)

3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an, Shaanxi Province,

People’s Republic of China 710065

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Kingtone Wirelessinfo Solution Holding Ltd

FORM 6-K

This report is to file the final version of the Asset Exchange Agreement (“AEA”) that Kington Wirelessinfo Solution Holding Ltd, a corporation organized under the laws of the British Virgin Islands (the “Company”) entered into with C Media Limited, a corporation organized under the laws of the Cayman Islands on January 25, 2018. The Company inadvertently included a draft AEA under exhibit 4.13 to the annual report on Form 20-F filed with the Securities and Exchange Commission on February 9, 2018. Such an exhibit is hereby superseded in its entirety by the AEA filed herewith.

Exhibit

Exhibit 99.1 Asset Exchange Agreement by and between the Company and C Media Limited dated as of January 25, 2018

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kingtone Wirelessinfo Solution Holding Ltd

By:	/s/ Peng Zhang
Name:	Peng Zhang
Title:	Chief Executive Officer

Date: April 10, 2018

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